

82-4224



MOL First Quarter Preliminary Results


03022566





2003









www.mol.hu

MOL

STRONG GROUP PROFITABILITY SUPPORTED BY FAVORABLE INDUSTRY ENVIRONMENT

MOL Hungarian Oil and Gas plc. (Reuters: MOLB.BU, MOLBq.L, Bloomberg: MOL HB, MOL LI; homepage: www.mol.hu), today announced its 2003 first quarter preliminary results. This report contains consolidated financial statements for the period ended 31 March 2003 as prepared by management in accordance with International Financial Reporting Standards (IFRS).

Financial highlights

FY 2002		MOL Group financial results (IFRS)	Q1 2002		Q1 2003		Change %	
HUF bn	USD m[1]		HUF bn	USD m[1]	HUF bn	USD m[1]	HUF	USD
1,159.7	4,495.0	Net sales revenues	291.8	1,048.1	338.6	1,492.3	16	42
128.8	499.2	EBITDA	28.5	102.4	48.5	213.8	70	109
57.2	**221.7**	**Operating profit/(loss)**	**12.2**	**43.8**	**28.3**	**124.7**	**132**	**185**
(1.9)	(7.4)	Net financial expenses/(gain)	1.6	5.7	9.0	39.7	463	590
65.3	**253.1**	**Net income/(loss)**	**10.2**	**36.6**	**22.8**	**100.5**	**124**	**174**
167.8	650.4	**Operating cash flow**	**55.9**	**200.7**	**55.2**	**243.3**	**(1)**	**21**

[1] In converting HUF financial data into US Dollars, the following average NBH middle rates were used: for Q1 2002: 278.4 HUF/USD, for Q1 2003: 226.9 HUF/USD.

In Q1 2003 net income reached HUF 22.8 bn (USD 100.5 million), more than double the profit of HUF 10.2 bn (USD 36.6 million) achieved in the same period of 2002. Operating profit grew even faster to HUF 28.3bn (USD 124.7 million) from HUF 12.2 bn (USD 43.8 million). The high level of operating profitability reflects a combination of higher world market crude oil prices and refining margins as well as continuing improvements in internal efficiency.

Overview of the environment

The average Brent dated crude oil price was 31.5 USD/bbl in the first quarter of 2003, up by 49% compared to an average price of 21.1 USD/bbl in Q1 2002. In the first quarter of 2003 the average CIF Med quoted price of Ural Blend (dominating MOL's crude oil purchases) was 29.2 USD/bbl, an increase of 48% compared to Q1 2002 (an increase of 21% in HUF terms). Average USD denominated crack spreads of CIF Med gasoline, gas oil and naphtha increased by 60%, 137% and 109%, respectively compared to the first quarter of 2002. Regional motor fuel demand was broadly stable year-on-year in Q1 2003. The US dollar depreciated by an average of 18.5% against the Hungarian Forint (from HUF 278.4 in Q1 2002 to HUF 226.9 in Q1 2003), but from the year-end 2002 until the end of Q1 2003 the USD/HUF exchange rate increased by 0.8% (from 225.2 to 227.0 HUF/USD). The Euro appreciated by 4.6% from year-end until the end of Q1 2003 (from 235.9 to 246.8 HUF/EUR).

- **Exploration and Production** operating profit in Q1 2003 was HUF 18.0 bn (USD 79.3 mn), an increase of 8% (a 33% increase in USD terms), mainly driven by the increase in world market crude oil prices combined with the negative effect of USD weakness and stable production levels.
- **Refining and Marketing** contributed operating profit of HUF 13.8 bn (USD 60.8 mn), more than triple (in USD terms four times) the result achieved in the first quarter of 2002, primarily reflecting higher refining and marketing margins and strict cost management.
- The **Natural Gas** segment remained in the red, while improving slightly with an operating loss of HUF 3.5 bn (USD 15.4 mn) in contrast to the HUF 6.7 bn (USD 24.1 mn) loss in Q1 2002. The improved performance was mainly a result of higher world market gas prices being more than compensated by USD weakness against the Forint.
- The **Petrochemical** segment's operating profit was HUF 1.2 bn (USD 5.3 mn), compared to a HUF 0.2 bn (USD 0.7 mn) profit in Q1 2002.
- Improvements in efficiency continued as recurring **controllable costs** (operating expenses less depreciation, oil and gas purchases and taxes and fees) decreased by 7% in real Forint terms and headcount was reduced by 19 % y-o-y.
- **Slovnaft** contributed HUF 3.6 bn (USD 15.7mn), more than three times the level of Q1 2002, to **Income from associates**.
- **Capital expenditures** and investments grew to HUF 60 bn (USD 264 mn), compared to HUF 7.2 bn in Q1 2002, mainly as a result of the completion of the West-Siberian reserve (ZMB) transaction and the purchase of a majority stake in Slovnaft. In spite of this MOL's gearing ratio at March 31, 2003 remained at 31% (broadly unchanged from year end 2002) and net debt on March 31, 2003 was HUF 224.9 bn.
- **Operating cash flow** before changes in working capital grew 81% to HUF 49.1 bn (USD 216.6 mn). Including working capital changes, operating cash flow fell 1% to HUF 55.2 bn (USD 243.3 mn).



Mr Zsolt Hernádi, Executive Chairman of MOL commented:

" I am pleased to report that MOL posted outstanding results in the first quarter. In this period we also completed two key transactions: in March we closed the second phase of the Slovnaft transaction that we announced last November. As a result, MOL has acquired an absolute majority in Slovnaft, which will enable the realisation of further synergies. In March we also announced that the joint production of the Zapadno-Malobalyk field by MOL and Yukos has begun, following the signing of agreements in December.

At the same time the gas business still suffered a loss, as the import gas price rose steadily in USD terms, which was only offset by the significant weakening of the USD against the Forint. Recent oil product price trends also mean that the import gas price will, at least temporarily, increase further during the year. In the first quarter gas consumption was more than 1 billion cubic metres higher than a year ago, due to the exceptionally cold winter, which stretched our transmission and storage systems to their limits. We hope that the acceptance of the new Gas Act, which is already under discussion in Parliament, will provide a solution for the future of this business and a level of return necessary for the investments required to guarantee a secure gas supply for the nation."

Mr György Mosonyi, Chief Executive Officer of MOL added:

"We continued to deliver strong results due to the continued efficient operation of our core businesses and also as a result of the favourable industry environment. The integration of MOL and Slovnaft's operations continued in order to maximise the realisation of potential synergies and we achieved further success in the reduction of controllable costs and headcount. The strong rise in crude oil prices boosted upstream profitability whilst favourable crack spreads more than compensated for the negative effect of forint strength on our downstream business. High Hungarian excise duties and an exceptionally cold winter resulted in a decline in motor fuel demand and therefore also on wholesale and retail volumes. While the environment remained very weak in the petrochemical business, the segment delivered an improved operating result, in part due to a reduction in operating costs. We made significant progress in divesting our non-core activities, as we sold our stakes in Zsámbékgáz, MOL-Gáz, Turulgáz, Gerecsegáz and DDGáz, which will result in a USD 40 mn release of capital employed following the final closure of the transactions."

Segment performance

FY 2002		Exploration & Production	Q1 2002		Q1 2003		03/02 ch. %	
HUF bn	USD m	*Segment IFRS results*	HUF bn	USD m	HUF bn	USD m	HUF	USD
69.1	267.8	EBITDA	20.7	74.4	23.9	105.3	15	42
51.4	**199.2**	**Operating profit**	**16.6**	**59.6**	**18.0**	**79.3**	**8**	**33**
26.4	102.2	CAPEX and investments[1]	3.4	12.1	26.2	115.6	678	854

Segmental operating profit increased by HUF 1.4 bn compared to Q1 2002, largely due to the increase in world market crude oil prices. While USD denominated crude oil prices rose by nearly 50% y-o-y, as a consequence of a weaker USD, the average Forint denominated price showed a more limited growth of approximately 21%. The transfer price of domestically produced natural gas was flat in Forint terms, as it is based on the regulated domestic gas price.

Crude oil production volume was 273 kt, showing a slight 1% increase compared to Q1 2002, while natural gas production was stable at 941 Mm^3. Total hydrocarbon production in the quarter was stable at 99.7 thousand barrels of oil equivalent per day (99.9 kboe in Q1 2002). In March 2003, MOL and Yukos completed the ZMB transaction reported in December, whereby the two companies agreed on the joint production of the ZMB field. MOL's share of equity crude production and the profit effect will be reflected from Q2 2003, while the CAPEX and investment effect is already contained in the Q1 figures, as seen in the table above.

Segmental controllable costs were broadly in line with spending in Q1 2002. Exploration costs rose by HUF 0.7 bn y-o-y, reflecting both a HUF 0.4bn increase in domestic exploration spending reflecting changes to the exploration portfolio and a HUF 0.3bn increase in international exploration expenditure related to our Yemen project. Cost savings realised at segmental subsidiaries counterbalanced the effect of increased exploration costs on operating profit. At the same time, additional depreciation related to the revaluation of some domestic fields and higher mining royalties resulted in a HUF 2.3 bn increase in costs.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.



FY 2002		Refining & Marketing	Q1 2002		Q1 2003		03/02 ch. %	
HUF bn	USD m	*Segment IFRS results*	HUF bn	USD m	HUF bn	USD m	HUF	USD
64.5	250.0	EBITDA	10.0	35.9	20.3	89.5	103	149
37.4	**145.0**	**Operating profit**	**3.4**	**12.2**	**13.8**	**60.8**	**306**	**398**
22.7	88.1	CAPEX and investments[1]	1.3	4.7	3.0	13.4	134	187

Segmental operating profit was influenced by positive changes in the external market environment, as refining and marketing margins substantially exceeded the levels prevailing in Q1 2002. However, the strengthening of the Forint against the US dollar, lower sales volumes and slightly higher operating costs to some extent counterbalanced margin strength. The segment result was also influenced by inventory holding effects[2].

Total product sales were 1.4 Mt in Q1 2003, down by 6% y-o-y. Domestic sales of 0.9 Mt were broadly in line with those of Q1 2002 while export sales fell by 12% (74 kt) predominantly within motor fuel and fuel oil product groups. The decline in exports is predominantly the result of sales optimisation with our partner Slovnaft. The domestic market demand for motor fuels shrank due to both the unusually cold weather in the period and the migration of demand across Hungary's borders, due to higher comparative excise duties. Domestic gasoline sales fell by 3%, with a stable 80% wholesale market share. Motor gas oil sales fell by 6%, also with a wholesale market share of approximately 80%.

Domestic retail fuel sales decreased by 8% compared to Q1 2003, also as a result of the aforementioned higher relative excise duties and severe winter conditions. At the end of March we had a total of 430 filling stations, 376 in Hungary. Our retail market share for gasoline and diesel was 41% and 47% in Q1 2003, respectively, based on MÁSZ data. Within total fuel sales, the ratio of fuel card sales increased by 3 percentage points y-o-y. We increased shop sales by 23%, the proportion of non-fuel sales per litre of fuel sold grew by 35% and the number of loyalty cards issued increased by 7%. Lubricant market share increased by 13%.
While Hungarian LPG and gas products demand decreased by 14%, MOL's wholesale volume went down by 12% (8 kt) compared Q1 2002, therefore our market share increased by 2%. Our market share in LPG retail fell by 1%.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.
[2] In Q1 2002 the cumulative inventory valuation method used at MOL reduced segment profit by HUF 7.5 bn, the inventory holding for the same period of 2002 had a positive 3.0 bn effect. Starting from 1 January 2003 MOL further refined its inventory valuation method to reflect relevant last period costs instead of a year-to-date average in the value of closing inventories (this modification to inventory valuation methodology was carried out in order to better reflect the effect of fluctuating oil prices and to assist comparability with peers who use a similar system). As a consequence it is only necessary to adjust Q1 2003 segmental operating profit for the estimated positive inventory holding effect of HUF 0.7bn. Eliminating all of the aforementioned effects, segment profit on an estimated current cost of supply basis would have been HUF 4.5 bn higher in Q1 2002 and HUF 0.7 bn lower in Q1 2003.



FY 2002		Natural Gas	Q1 2002		Q1 2003		03/02 ch. %	
HUF bn	USD m	*Segment IFRS results*	HUF bn	USD m	HUF bn	USD m	HUF	USD
11.5	44.6	EBITDA	(4.0)	(14.4)	(0.5)	(2.2)	88	85
0.2	**0.8**	**Operating profit/(loss)[2]**	**(6.7)**	**(24.1)**	**(3.5)**	**(15.4)**	**48**	**36**
9.0	34.8	CAPEX and investments[1]	0.6	2.3	0.3	1.5	(47)	(36)

Segmental results improved slightly compared to Q1 2002, continuing the tendency seen in 2002. The main reason for this was the lower Forint denominated cost of imported natural gas due to a weak US dollar. While the dollar denominated average gas import price was 15% higher y-o-y, the Forint based volume-weighted import price was 8% lower than in Q1 2002. However, the Forint denominated import price has already increased compared to Q4 2002, and this trend is expected to continue during 2003, as a result of the high prevailing oil product prices in Q4 2002 and Q1 2003. The average wholesale price was 25.9 HUF/m3 in Q1 2003, down by 1%, as a result of a change in consumption structure. Due to the unusually cold weather in Q1 2003, the ratio of lower tariff residential consumption grew, eliminating the favourable effect of the 5.4% price hike from July 1, 2002 implemented for certain non-residential consumers.

In Q1 2003 we sold 2.9 bn m^3 gas directly from import and 0.9 bn m^3 directly from domestic production, while 1.5 bn m^3 import and 0.3 bn m^3 domestic gas was sold from storage. Total gas sales volume was 5.6 bn m^3, exceeding sales volumes in Q1 2002 by 1 bn m^3, also leading to unusually low levels of gas inventory in storage.
Transit revenues reached HUF 3.0 bn (HUF 2.8 bn in Q1), following 23% growth in transit volumes.

FY 2002		Petrochemicals[3]	Q1 2002		Q1 2003		03/02 ch. %	
HUF bn	USD m	*Segment IFRS results*	HUF bn	USD m	HUF bn	USD m	HUF	USD
12.1	46.9	EBITDA	2.5	9.0	3.4	15.0	36	67
3.1	**12.0**	**Operating profit/(loss)[2]**	**0.2**	**0.7**	**1.2**	**5.3**	**500**	**636**
21.9	85.1	CAPEX and investments[1]	1.2	4.4	5.8	25.5	370	476

In spite of continued weakness in the industry environment, the segment reported operating profit growth in Q1 2003, due primarily to the positive effect of Forint strength against the US dollar on feedstock purchases and a reduction in operating costs.

The growth of polymer quoted prices was lower than the increase of quoted raw material prices, primarily due to relatively weak polymer market demand. Nevertheless, LDPE and PP margins increased in Euro terms, whilst the HDPE margin fell to a smaller extent. In Q1 2003 TVK benefited from relatively lower HDPE sales within its total sales structure.

In Q1 2003 total product sales volume was 186.7 kt (-8% y-o-y). In spite of the lower demand on European polymer markets, domestic sales volume remained almost unchanged, though export sales fell by 15%.

In Q1 2003 capital expenditure reached HUF 5.8 bn, which was considerably higher than in Q1 2002, as a consequence of the petrochemical development project, launched in 2002. The implementation, planning, realisation of the project and the related product purchases are in line with the approved schedule.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.
[2] The effect of unrealised profits on intersegment sales is eliminated with effect from Q1 2002 (See also footnote 2 to Appendix V.)
[3] Petrochemical segment in 2003 contains only business segment figures of fully consolidated TVK. TVK headquarter figures are now recorded within the Corporate & Other segment. 2002 Petrochemical segment figures have been restated accordingly.



Financial overview

Operations

In Q1 2003, Group net sales revenues increased by 16% totalling HUF 338.6 bn. Sales to customers outside Hungary reached HUF 80.0 bn, up by 12%, and represented 24% of total sales. The value of raw materials and consumables used increased by 20%. Within this, raw material costs increased by 6%, principally due to an increase in the crude oil import purchase price. Cost of goods purchased for resale increased by 28%, reflecting the combined effects of a lower HUF denominated unit cost but significantly higher sales volume of imported gas. The value of material-type services and the cost of subcontractors increased by 22%, primarily as a result of higher maintenance costs and exploration expenses. Personnel expenses for the first quarter decreased by 12%, reflecting headcount reduction measures. The "change in inventory of finished goods and work in progress" reduced total operating expenses by HUF 10.6 bn in Q1 2003, compared with an increase of HUF 4.6 bn in Q1 2002, reflecting the combined result of the higher cost of closing inventory and higher product volumes built up to prepare for planned maintenance of key refining units in Q2 2003. The operating result of the "Corporate and Other" segment decreased mainly due to the sale of Nitrogénművek Rt (representing a HUF 1.5bn change).

Total financial income in Q1 2003 was HUF 1.3 bn, 68% lower than in Q1 2002 mainly due to the net foreign exchange gain of HUF 1.5 bn recognised in Q1 2002 and approximately HUF 0.5 bn lower gain on derivative hedging instruments. Total financial expenses for Q1 2003 amounted to HUF 10.4 bn, of which interest payable was HUF 3.2 bn, down by 28% mainly due to the lower average outstanding debt during the comparative periods. The decrease was more than offset by a HUF 5.5 bn net foreign exchange loss incurred in Q1 2003, due to a revaluation of foreign currency debt for exchange rate movements in the period. Income from associates was HUF 3.6 bn all of which relates to Slovnaft a.s. Minority interests decreased by HUF 1.3 bn and thus turned to a loss reflecting the disposal of the main contributor, Nitrogénművek Rt. in late 2002 and the reduced profitability of TVK Rt. on a consolidated basis. It should be noted that Slovnaft will be fully consolidated from Q2 2003.

Balance sheet

Total assets amounted to HUF 1,048.1 bn at the end of March 2003, an increase of 10%. Property, plant and equipment decreased by 2% due to the combined effect of capital expenditure, depreciation during the year, the divestiture of subsidiaries and disposal of fixed assets. Investments grew significantly mainly due to the completion of both the Slovnaft and ZMB transactions. Long-term debt including long term debt repayable within one year decreased by 15% as a result of repayments during the interim period. Short-term debt (excluding the current portion of long term debt) was HUF 56.7 bn, a decrease of 14% compared to 31 March 2002. As at 31 March 2003, 38% of the MOL Group's total debt was denominated in Euro, 32% in USD and 30% in HUF. At the end of Q1 2003 MOL's gearing (net debt to net debt plus shareholders' equity plus minority interests) was 31% compared with 34% at the end of March 2002. In Q1 2003 MOL acquired a further shareholding in Slovnaft in exchange for a cash payment, and existing and newly issued MOL shares. As the share issue was not completed by 31 March, the total share consideration is reflected as an "other long-term liability" in the balance sheet.

Cash flow

Operating cash flow was HUF 55.2 bn, representing a decrease of 1% on Q1 2002. Operating cash flow before movements in working capital increased by 81% reflecting the major improvement in operating results. The reduction in working capital needs contributed HUF 6.0 bn to operating cash flow, arising from the positive effect of the fall in inventories and other current assets, of HUF 19.3 bn and HUF 0.4 bn respectively and the HUF 0.1 bn increase in other payables. This was partially offset by the HUF 7.2 bn increase in trade receivables and the HUF 6.6 bn decrease in trade payables. Corporate tax paid amounted to HUF 0.2 bn. Net cash used in investing activities was HUF 61.9 bn compared with HUF 18.8 bn in the first three months of 2002, reflecting mainly the recent Slovnaft and ZMB transactions. Net financing cash outflows amounted to HUF 13.0 bn, mainly as a result of changes in short-term debt and financial costs.



APPENDIX I

CONSOLIDATED IFRS STATEMENT OF OPERATIONS FOR THE MOL GROUP

FOR THE PERIOD ENDED 31 MARCH 2003

Unaudited quarterly figures (in HUF millions)

FY 2002		Q1 2002	Q1 2003	Ch. %
1,159,657	**Net sales**	291,799	338,633	16
7,273	Other operating income	1,443	2,733	89
1,166,930	**Total operating revenues**	**293,242**	**341,366**	**16**
338,260	Raw material costs	82,282	87,306	6
66,457	Value of material-type services used	11,181	13,677	22
463,783	Cost of goods purchased for resale	133,439	171,199	28
868,500	*Raw material and consumables used*	*226,902*	*272,182*	20
73,801	Personnel expenses	17,582	15,483	(12)
71,608	Depreciation, depletion, amortisation and impairment	16,326	20,177	24
95,351	Other operating expenses	17,888	17,758	(1)
15,428	Ch. In inventory of finished goods & work in progress	4,625	(10,551)	n.a.
(14,927)	Work performed by the enterprise and capitalised	(2,267)	(1,983)	(13)
1,109,761	**Total operating expenses**	**281,056**	**313,066**	**11**
57,169	**Operating profit**	**12,186**	**28,300**	**132**
5,194	Interest received	846	637	(25)
430	Dividends received	-	77	n.a.
24,662	Exchange gains and other financial income	3,251	612	(81)
30,286	*Total financial income*	**4,097**	**1,326**	**(68)**
17,364	Interest on borrowings	4,427	3,175	(28)
4,369	Interest on provisions	1,087	1,250	15
690	Write-off of financial investments	-	-	-
5,975	Exchange losses and other financial expenses	225	5,943	2,541
28,398	*Total financial expense*	**5,739**	**10,368**	**81**
(1,888)	**Financial expense/(gain), net**	**1,642**	**9,042**	**451**
(7,866)	(Income) /loss from associates	(1,052)	(3,566)	239
66,923	**Profit before tax**	**11,596**	**22,824**	**97**
1,939	Income tax expense/(benefit)	881	764	n.a.
64,984	**Profit after tax**	**10,715**	**22,060**	**106**
278	Minority interests	(516)	772	n.a.
65,262	**Net income**	**10,199**	**22,832**	**124**
675	**Basic and diluted earnings per share (HUF)**	**104**	**245**	**136**



APPENDIX II

CONSOLIDATED IFRS BALANCE SHEETS FOR THE MOL GROUP

AS AT 31 MARCH 2003

Unaudited quarterly figures (in HUF millions)

31 Dec 2002		31 March 2002	31 March 2003	Change %
	Assets			
	Non-current assets			
26,000	Intangible assets	19,767	22,687	15
472,739	Property, plant and equipment	476,481	467,023	(2)
105,725	Investments	107,381	225,969	110
18,134	Deferred tax asset	18,640	21,522	15
8,123	Other non-current assets	3,383	11,826	250
630,721	**Total non-current assets**	**625,652**	**749,027**	20
	Current assets			
120,325	Inventories	103,124	100,750	(2)
121,459	Trade receivables, net	121,772	129,009	6
9,288	Marketable securities	28,893	10,737	(63)
35,440	Other current assets	30,392	35,907	18
42,251	Cash and cash equivalents	39,575	22,621	(43)
328,763	**Total current assets**	**323,756**	**299,024**	(8)
959,484	**Total assets**	**949,408**	**1,048,051**	10
	Liabilities and shareholders' equity			
	Shareholders' equity			
93,245	Share capital	97,872	93,245	(5)
246,934	Reserves	265,475	313,945	18
65,262	Net income for the period	10,199	22,832	124
405,441	**Total shareholders' equity**	**373,546**	**430,022**	15
68,714	**Minority interest**	74,267	67,936	(9)
	Non-current liabilities			
144,746	Long-term debt, net of current portion	170,844	154,244	(10)
49,432	Provisions for liabilities and charges	39,978	51,506	29
587	Deferred tax liability	-	4,675	n.a.
270	Other non-current liabilities	290	65,024	n.a.
195,035	**Total non-current liabilities**	**211,112**	**275,449**	30
	Current liabilities			
159,029	Trade and other payables	147,434	155,326	5
15,173	Provisions for liabilities and charges	12,081	15,339	27
64,634	Short-term debt	65,597	56,703	(14)
51,458	Current portion of long-term debt	65,371	47,276	(28)
290,294	**Total current liabilities**	**290,483**	**274,644**	(5)
959,484	**Total liabilities and shareholders' equity**	**949,408**	**1,048,051**	10



APPENDIX III

MOVEMENT IN SHAREHOLDERS' EQUITY FOR THE MOL GROUP

FOR THE PERIOD ENDED 31 MARCH 2003

Unaudited quarterly figures (in HUF millions)

	Share capital	Reserves	Retained profit for the period
Opening balance 1 January 2003	**93,245**	**246,934**	**65,262**
Transfer to reserves of retained profit for the previous year		65,262	(65,262)
Retained profit for the period			22,832
Cash flow hedges		712	
Currency translation differences		6,163	
Net change in balance of treasury shares held		2	
Dividend for the year 2002		-5,128	
Closing balance 31 March 2003	**93,245**	**313,945**	**22,832**

APPENDIX IV

CONSOLIDATED IFRS STATEMENTS OF CASH FLOWS FOR THE MOL GROUP

FOR THE PERIOD ENDED 31 MARCH 2003

Unaudited quarterly figures (in HUF millions)

FY 2002		Q1 2002	Q1 2003	Ch. %
167,845	**Net cash provided by operating activities**	**55,876**	**55,191**	**(1)**
18,624	Of which changes in working capital	28,670	6,048	(79)
(90,334)	Capital expenditures and exploration costs	(7,294)	(15,633)	114
4,781	Proceeds from the disposal of fixed assets	705	223	(68)
5,508	Proceeds from the disposal of subsidiaries	-	-	n.a.
(1,280)	Acquisition of other investments	(34)	(45,185)	n.a.
1,860	Proceeds from the disposal of investments	1,794	-	(100)
(1,901)	Changes in loans and long-term bank deposits	250	(667)	(367)
4,334	Changes in short term investments	(15,723)	(1,929)	(88)
5,789	Interest received and other financial income	1,482	1,254	(15)
6,030	Dividend received	-	77	n.a.
(65,213)	**Net cash used in investing activities**	**(18,820)**	**(61,860)**	**229**
14,368	Issuance of long-term notes	14,368	-	(100)
(4,463)	Repayment of long term notes	-	-	n.a.
69,569	Issuance of long-term debt	1,016	36,669	3 509
(158,171)	Repayments of long term debt	(77,580)	(36,256)	(53)
(3,296)	Changes in other long term liabilities	(70)	(469)	570
15,467	Issuance and repayment of zero coupon notes	13,680	(1,247)	(109)
(1,253)	Changes in short-term debt	(2,751)	(6,144)	123
(20,229)	Interest paid and other financial costs	(4,245)	(5,516)	30
(5,380)	Dividends paid to shareholders	-	-	n.a.
(1,621)	Dividends paid to minority interest	-	-	n.a.
(23,283)	Net sale/(repurchase) of treasury shares	190	2	(99)
(118,292)	**Net cash used in financing activities**	**(55,392)**	**(12,961)**	**(77)**
(15,660)	**Net increase/(decrease) in cash**	**(18,336)**	**(19,630)**	**7**
57,911	Cash at the beginning of the period	57,911	42,251	(27)
42,251	**Cash at the end of the period**	**39,575**	**22,621**	**(43)**



APPENDIX V

KEY IFRS FINANCIAL DATA BY BUSINESS SEGMENT (in HUF millions)

FY 2002	NET EXTERNAL SALES REVENUES[1]	Q1 2002	Q1 2003	Ch. %
4,486	Exploration and Production	936	397	(58)
652,886	Refining and Marketing	134,234	153,857	15
359,639	Natural Gas	119,514	149,246	25
119,392	Petrochemicals	28,604	33,623	18
23,254	Corporate and other	8,511	1,509	(82)
1,159,657	**TOTAL**	**291,799**	**338,633**	16

FY 2002	OPERATING PROFIT[1]	Q1 2002	Q1 2003	Ch. %
51,355	Exploration and Production	16,628	18,024	8
37,350	Refining and Marketing	3,423	13,848	305
195	Natural Gas	(6,669)	(3,471)	(48)
(513)	Petrochemicals	238	1,224	414
(31,527)	Corporate and other	(4,980)	(5,859)	18
309	Intersegment transfers[2]	3,546	4,534	28
57,169	**TOTAL**	**12,186**	**28,300**	132

FY 2002	PROPERTY, PLANT, EQUIPMENT AND INTANGIBLES ACQUIRED	Q1 2002	Q1 2003	Ch. %
16,846	Exploration and Production	2,374	1,254	(47)
20,677	Refining and Marketing	1,701	2,592	52
9,606	Natural Gas	1,322	631	(52)
20,164	Petrochemicals	671	5,834	769
8,486	Corporate and other	1,550	398	(74)
75,779	**TOTAL**	**7,618**	**10,709**	41

FY 2002	DEPRECIATION	Q1 2002	Q1 2003	Ch. %
17,776	Exploration and Production	4,087	5,884	44
27,184	Refining and Marketing	6,574	6,489	(1)
11,270	Natural Gas	2,675	2,990	12
9,039	Petrochemicals	2,306	2,178	(6)
6,339	Corporate and other	684	2,636	285
71,608	**TOTAL**	**16,326**	**20,177**	24

31/12/2002	TANGIBLE ASSETS	31/03/2002	31/03/2003	Ch. %
72,511	Exploration and Production	74,470	69,221	(7)
185,951	Refining and Marketing	192,831	182,737	(5)
100,953	Natural Gas	101,831	98,604	(3)
74,341	Petrochemicals	77,016	91,296	19
38,980	Corporate and other	30,333	25,165	(17)
472,736	**TOTAL**	**476,481**	**467,023**	(2)

[1] Net external sales revenues include only sales to third parties outside the MOL Group; operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. However, in respect of transfers of natural gas, the transfer price is limited to the average regulated wholesale selling price (not taking into account the higher price applicable from November 2000 to non-residential customers consuming over 500 m^3/h), adjusted to exclude storage, transport and inventory holding fees, where this is below the prevailing market price as this was the case in both Q1 2002 and Q1 2003. *Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions.* The Nitrogénművek Rt. fertiliser manufacturing business is included under Corporate and other.

[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals.



APPENDIX VI

KEY OPERATING DATA (Group figures)

FY 2002	HYDROCARBON PRODUCTION Kt (gross figures before royalty)	Q1 2002	Q1 2003	Change %
1,050	Crude oil production	270	273	1
3,101	Natural gas production (net dry)	941	941	0
245	Condensates production	77	69	(10)
192	LPG from producing fields	56	57	2
82	LPG from refining process	23	20	(13)
42	Other gas products	12	14	17

FY 2002	NATURAL GAS BALANCE Million m³	Q1 2002	Q1 2003	Change %
2,862	Sales from production	1,117	1,156	4
10,020	Sales from import	3,498	4,485	28
12,882	TOTAL SOURCES	4,615	5,641	22
9,531	Sales to Gas Distribution Companies (GDCs)	3,809	4,829	27
2,277	Sales to power sector	487	513	5
1,074	Sales to industrial and other consumers	319	299	(6)
12,882	TOTAL THIRD PARTY SALES	4,615	5,641	22
508	Loss and own consumption	152	166	9
13,390	TOTAL SALES AND LOSSES	4,767	5,807	22
1,820	Natural gas transit	646	795	23

31 Dec 2002	MOBILE NATURAL GAS INVENTORIES Million m³	31 March 2002	31 March 2003	
348.1	From domestic sources	124.0	36,5	(71)
1,724.0	From import sources	94.7	65,2	(31)
2,072.1	TOTAL CLOSING INVENTORIES	218.7	101,7	(53)

FY 2002	NATURAL GAS PRICES HUF/m³	Q1 2002	Q1 2003	Change %
28.3	Average import price	32.1	29.5	(8)
28.0	Average MOL selling price	26.1	25.9	(1)
26.3	Wholesale price to GDCs	24.7	24.7	0
33.0	Wholesale price to industry/power	32.9	33.1	1

FY 2002	CRUDE OIL PROCESSING Kt	Q1 2002	Q1 2003	Change %
1,001	Domestic crude oil	244	245	0
4,989	Imported crude oil	1,276	1,256	(2)
223	Condensates	72	71	(1)
1,202	Other feedstock	357	248	(31)
7,415	**TOTAL REFINERY THROUGHPUT**	**1,949**	**1,820**	**(7)**

FY 2002	REFINED PRODUCT SALES Kt	Q1 2002	Q1 2003	Change %
4,269	Total domestic sales	900	881	(2)
2,671	Total export sales	634	560	(12)
6,940	**TOTAL CRUDE OIL PRODUCT SALES**	**1,534**	**1,441**	**(6)**

FY 2002	PETROCHEMICAL PRODUCTION Kt	Q1 2002	Q1 2003	Change %
365	Ethylene	89	90	1
113	LDPE	28	29	4
194	HDPE	48	44	(8)
278	PP	67	70	4

FY 2002	PETROCHEMICAL SALES (external) Kt	Q1 2002	Q1 2003	Change %
397	Total domestic sales	100	100	0
421	Total export sales	102	87	(15)
818	**TOTAL PETROCHEMICAL PRODUCT SALES**	**202**	**187**	**(7)**



31 Dec 2002	HEADCOUNT Full-time MOL Group employees	31 March 2002	31 March 2003	Change %
12,864	Total closing headcount	16,364	13,109	(20)

APPENDIX VII

EXTRAORDINARY ANNOUNCEMENTS IN Q1 2003

Announcement date	
6 and 22 January	Share distribution to MOL employees
6 and 7 January	Members of management sell MOL shares
13 January	And every following week: update on the treasury share purchase program
15 January	MOL urges a rapid ratification of the new Gas Act
17 January	MOL submitted an offer for the purchase of a 25%+1 share stake in INA
23 January	Treasury share transaction
31 January	MOL sold its majority stakes in gas retail companies Zsámbékgáz Rt., MOL-Gáz Kft. and Turulgáz Rt.
31 January	MOL adjusts the amount of local business tax paid for the 2001 financial year
5 February	MOL sold its majority interest in gas retailer Gerecsegáz Rt.
18 February	Share distribution to MOL employees
5 March	MOL sold Rotary Drilling Rt.
18 March	MOL and Yukos started joint production of ZMB field
24 March	Czech and Slovak competition authorities approved MOL's acquisition of control in Slovnaft
25 March	MOL outsourced its wastewater treatment and waste incineration activity
27 March	MOL initiated the completion of the acquisition of the majority stake in Slovnaft
27 March	Key figures from MOL's audited financial statements of 2002
28 March	MOL has become the majority owner of Slovnaft

APPENDIX VIII

SHAREHOLDER STRUCTURE (%) AND TREASURY SHARES

Shareholder groups	31 Dec 2000	31 Dec 2001	30 June 2002	30 Sept 2002	31 Dec 2002	31 March 2003
Foreign institutional investors	43.5	46.3	46.1	44.1	42.4	41.0
OMV	9.3	10.0	10.0	10.0	10.0	10.0
Slovbena, Slovintegra	0.0	0.0	0.0	0.0	0.0	1.0
Foreign private investors	0.0	0.0	0.0	0.0	0.0	0.0
ÁPV Rt. (Hungarian State Privatisation and Holding Company)	25.0	25.0	25.0	25.0	25.0	25.0
Hungarian institutional investors	4.9	5.0	4.8	5.0	4.7	6.2
Hungarian private investors	0.5	0.5	0.4	0.4	0.4	0.4
Depositories	16.4	12.5	13.1	12.6	12.2	12.1
MOL Rt. (treasury shares)	0.3	0.6	0.5	2.8	5.2	4.2
Unregistered shares	0.1	0.1	0.1	0.1	0.1	0.1

According to the Share Register, beside ÁPV Rt. with 26.2% of the voting shares +1 share, only 2 shareholders owned more than 2% of the ordinary share capital of MOL Rt. at 31 March 2002: the depository bank for MOL's GDR programme at that date, JP Morgan Chase Bank which had 16.3% of the voting shares and OMV owning 10% of the ordinary shares of MOL. The number of treasury shares held by MOL decreased by 984,732 from 5,155,125 to 4,170,393 as a result of the transfer of 984,000 shares to Slovbena, Slovintegra (connected the Slovnaft share purchase transaction) and the distribution of 732 shares to employees. Please note that in Hungary, the Share Register does not fully reflect the ownership structure, as registration is not mandatory.

There were no relevant changes in the governing bodies of MOL Rt. during the period.